Exhibit 99.1

Ardmore Shipping Completes Annual Review of Securities Filings

HAMILTON, Bermuda, Aug. 31, 2018 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") today announced that the Company has completed its annual review of its securities filings. As a part of this process, the Company has filed with the Securities and Exchange Commission ("SEC") a shelf registration statement on Form F-3 (the "Registration Statement") registering $400 million of primary securities and a prospectus supplement for an at-the-market ("ATM") program and entered into an open market sale agreement pursuant to which the Company may offer and sell common shares of up to an aggregate sales amount of $25 million, each replacing filings and the Company's existing ATM program that will be expiring soon.

The offering under each of the ATM program and the Registration Statement will be made only by means of a prospectus supplement and an accompanying base prospectus filed as part of an effective registration statement on Form F-3 filed with the SEC. When available, copies of the prospectus supplement and accompanying base prospectus related to the offering under the ATM program may be obtained from The IGB Group, telephone: 212-477-8438 or 646-673-9701, email: lberman@igbir.com or bdegnan@igbir.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements, including statements about: the Company's future financing activities, including the Company's plans regarding capital raising. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, changes in the Company's capital requirements and those discussed in Ardmore's public filings with the U.S. Securities and Exchange Commission. Ardmore undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

Investor Relations Enquiries:

The IGB Group
Mr. Leon Berman
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
Tel: 646-673-9701
Email: bdegnan@igbir.com